Exhibit 99.1

For immediate release
January 23, 2008

Petro-Canada Announces International Exploration Discoveries

Petro-Canada (TSX:PCA, NYSE: PCZ) London – Petro-Canada today announced successful results from two international exploration wells − one in the United Kingdom (U.K.) sector of the North Sea and one in deepwater off Trinidad and Tobago.

“Exploration is a key part of our long-term growth strategy,” said Peter Kallos, Executive  Vice-President of International and Offshore. “Our drilling program last year yielded several successes, with these most recent discoveries among the more significant.”

In Trinidad and Tobago, the Cassra-1 well in deepwater Block 22 was completed as a significant natural gas discovery. The well targeted the reservoir objective at the edge of a large seismic anomaly covering 68 km2. Petro-Canada operated the well and holds a 90% interest. Based on well results and using local field recovery factors, the discovery could have between 0.6 to 1.3 trillion cubic feet of contingent resources; however further appraisal activity is required before finalizing the estimates.

“This is an exciting result for us, because it is the first well in a four-well program on Block 22,” said Kallos. “The discovery validates our exploration model and further success on the Block could lead to a material development.”

The second discovery was made in the U.K. sector of the North Sea, with the successful completion of the 13/21b-7 well. The well encountered two oil columns that total nearly 80 metres when combined. Petro-Canada operated the well and holds a 50% interest. Early drill stem test data indicates the reservoir has the capacity to yield commercial flow rates. Preliminary estimates indicate a commercial discovery; however further appraisal activity is required before potential reserves can be fully assessed.

Petro-Canada and its partners plan to conduct appraisal activity on both the Trinidad and Tobago and U.K. discoveries to fully assess the resource base before considering development options. Maps and more detailed background can be found at the following links: http://www.ccnmatthews.com/docs/e123pcat3.pdf  (Trinidad and Tobago) or http://www.ccnmatthews.com/docs/e123pcau.pdf  (U.K.).

In Trinidad, Petro-Canada has net production of 65 million cubic feet per day through a 17.3% interest in the North Coast Marine Area gas project, which supplies gas for the Atlantic LNG project. The new Block 22 discovery has the potential to materially contribute to Petro-Canada’s future production in Trinidad and Tobago. Petro-Canada is currently carrying out a multi-well exploration program on Blocks 1a and 1b (Petro-Canada interest of 80%) and Block 22 (Petro-Canada interest of 90%).

In the U.K. sector of the North Sea, Petro-Canada had net production of approximately 75,000 barrels per day in the third quarter of 2007. Production came from the Company’s participation in the Buzzard field, as well as production from the core Triton and Scott/Telford areas.

Petro-Canada is one of Canada's largest oil and gas companies, operating in both the upstream and the downstream sectors of the industry in Canada and internationally. The Company creates value by responsibly developing energy resources and providing world class petroleum products and services. Petro-Canada is proud to be a National Partner to the Vancouver 2010 Olympic and Paralympic Winter Games. The Company's common shares trade on the Toronto Stock Exchange under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

For more information please contact:

Media and general inquiries:	Investor and analyst inquiries:
Darko Kulas	Ken Hall
Corporate Communications	Investor Relations
Petro-Canada (London)	Petro-Canada (Calgary)
Tel: +44 207 105 6524	Tel: (403) 296-7859

Andrea Ranson	Pam Tisdale
Corporate Communications	Investor Relations
Petro-Canada (Calgary)	Petro-Canada (Calgary)
Tel: (403) 296-4610	Tel: (403) 296-4423
Email: corpcomm@petro-canada.ca
Website: www.petro-canada.ca

LEGAL NOTICE – FORWARD-LOOKING INFORMATION / RESERVES ESTIMATES

This release contains forward-looking information. You can usually identify this information by such words as "plan,""anticipate,""forecast,""believe,""target,""intend,""expect,""estimate,""budget," or other terms that suggest expected outcomes or reference to an outlook. Listed below are examples of references to forward-looking information:

• business strategies and goals • future investment decisions • outlook (including operational updates and strategic milestones) ♦ future oil and gas production levels and the sources of their growth

• project development, and expansion schedules and results
• future exploration activities and results, and dates by which certain areas may be developed or come on-stream environmental matters
• future regulatory approvals

Such forward-looking information is subject to known and unknown risks and uncertainties. Other factors may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. Such factors include, but are not limited to,

• industry capacity
• imprecise reserves estimates of recoverable quantities of oil, natural gas and liquids from resource plays, and other sources not currently classified as reserves
• the effects of weather
• the results of exploration and development drilling, and related activities
• the ability of suppliers to meet commitments
• decisions or approvals from administrative tribunals
• risks associated with domestic and international oil and gas operations
• expected rates of return

• general economic, market and business conditions
• competitive action by other companies
• fluctuations in oil and gas prices
• refining and marketing margins
• the ability to produce and transport crude oil and natural gas to markets
• fluctuations in interest rates and foreign currency exchange rates
• actions by governmental authorities (including changes in taxes, royalty rates and resource-use strategies)
• changes in environmental and other regulations
• international political events
• nature and scope of actions by stakeholders and/or the general public

Many of these and other similar factors are beyond the control of Petro-Canada. Petro-Canada discusses these factors in greater detail in filings with the Canadian provincial securities commissions and the SEC.

Readers are cautioned that this list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information in this release is made as of January 23, 2008 and, except as required by applicable law, will not be publicly updated or revised. This cautionary statement expressly qualifies the forward-looking information in this release.

Petro-Canada disclosure of reserves

Petro-Canada's qualified reserves evaluators prepare the reserves estimates the Company uses. The Canadian provincial securities commissions do not consider our reserves staff and management as independent of the Company. Petro-Canada has obtained an exemption from certain Canadian reserves disclosure requirements that allows Petro-Canada to make disclosure in accordance with SEC standards where noted in this release. This exemption allows comparisons with U.S. and other international issuers.

As a result, Petro-Canada formally discloses its proved reserves data using U.S. requirements and practices, and these may differ from Canadian domestic standards and practices. The use of the terms such as "probable," "possible," ”resources” and “life of field production” in this release does not meet the SEC guidelines for SEC filings. To disclose reserves in SEC filings, oil and gas companies must prove they are economically and legally producible under existing economic and operating conditions.
The table below describes the industry definitions that Petro-Canada currently uses:

Definitions Petro-Canada uses	Reference
Proved oil and gas reserves (includes both proved developed and proved undeveloped)	U.S. SEC reserves definition (Accounting Rules Regulation S-X 210.4-10, U.S. Financial Accounting Standards Board Statement No. -69) SEC Guide 7 for Oilsands Mining
Unproved reserves, probable and possible reserves
Canadian Securities Administrators: Canadian Oil and Gas Evaluation Handbook (COGEH), Vol. 1 Section 5 prepared by Society of Petroleum Evaluation Engineers (SPEE) & Canadian Institute of Mining Metallurgy & Petroleum (CIM)

Contingent and prospective resources
Petroleum Resources Management System (PRMS): Society of Petroleum Engineers, Society of Petroleum Evaluation Engineers, World Petroleum Congress and American Association of Petroleum Geologist definitions (approved March 2007)
Canadian Securities Administrators: COGEH Vol. 1 Section 5

Although the Society of Petroleum Engineers resource classification has categories of 1C, 2C, 3C for Contingent Resources, and low, best, and high estimates for Prospective Resources, Petro-Canada will only refer to the 2C for Contingent Resources and the risked (an assessment of the probability of discovering the resources) best estimate for Prospective Resources, when referencing resources in this release. As at December 31, 2006, Canadian Oilsands represents 74% of Petro-Canada’s total for Contingent and Prospective Resources. The balance of Petro-Canada’s resources is spread out across the business, most notably in the North American frontier and International areas. Also when Petro-Canada references resources for the Company, Contingent Resources are approximately 61%, and risked Prospective Resources are approximately 39% of the Company resources total.

Cautionary statement: In the case of discovered resources or a subcategory of discovered resources other than reserves, there is no certainty that it will be commercially viable to produce any portion of the resources. In the case of undiscovered resources or a subcategory of undiscovered resources, there is no certainty that any portion of the resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources.

For movement of resources to reserve categories, all projects must have an economic depletion plan, and may require:

•
additional delineation drilling and/or new technology, for oil sands mining, in situ, and conventional contingent and risked prospective resources, prior to project sanction and regulatory approvals; and

•	exploration success with respect to conventional risked prospective resources prior to project sanction and regulatory approvals.